Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-141687 on Form S-1 of our (1)report dated March 27, 2007 (May 7, 2007 as to paragraph 4 of Note 11) relating to the combined financial statements and financial statement schedule of Spectra Energy Partners Predecessor (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements of Spectra Energy Capital, LLC), (2) report dated March 27, 2007, relating to the balance sheet of Spectra Energy Partners, LP and (3) report dated March 27, 2007, relating to the balance sheet of Spectra Energy Partners (DE) GP, LP all appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas
May 7, 2007